SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP - REGULATORY SETTLEMENT
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For Immediate Release
Contact:       Doug Kidd
Phone:         404-479-2922 (U.S.)
Contact:       Angus Maitland, Maitland Consultancy
Phone:         44-207-379-5151 (U.K.)

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     AMVESCAP PLC Announces Agreements With SEC, New York, Colorado, Georgia

          Settlement Resolves Market Timing Issues for INVESCO and AIM
           Broad Range of New Controls Implemented to Protect Clients


    London--September 7, 2004--AMVESCAP PLC today announced its subsidiary INVESCO Funds Group Inc. (IFG) has reached agreements in principle with the Attorneys General of Colorado and New York and the staff of the U.S. Securities and Exchange Commission (SEC) to resolve civil enforcement actions and investigations related to market timing. Its AIM Advisors, Inc. subsidiary (AIM) has reached agreements in principle with the Attorney General of New York and with the staff of the SEC to resolve market-timing investigations. All of the agreements are subject to preparation and signing of final settlement documents. The SEC agreements also are subject to approval by the full Commission. Additionally, the Secretary of State of Georgia is agreeable to the resolutions with other regulators.

    Under terms of the agreements, IFG will pay a total of $325 million, of which $110 million is civil penalties. AIM will pay a total of $50 million, of which $30 million is civil penalties. The agreements also will commit the companies to a range of corporate governance reforms. Under the agreements with New York and Colorado, management fees on the AIM/INVESCO funds will be reduced by $15 million per year for the next five years. IFG will make other settlement-related payments required by the State of Colorado.

    "We deeply regret the harm done to fund investors and have taken strong measures to prevent any recurrence," said Charles W. Brady, Executive Chairman of AMVESCAP. "Our firm was founded on principles of integrity and care for our clients. Our fundamental commitment has been--and must continue to be--to uphold our clients' trust by putting their interests first. It has been painful for AMVESCAP employees at all levels to learn that these core values were not always upheld, impacting our customers and damaging the reputation of our company. With these agreements, we rededicate our firm to maintaining the highest ethical standards as we focus on delivering strong investment performance to our clients around the world."

    In addition to the corporate governance changes to be adopted as part of today's regulatory agreement, AMVESCAP has initiated changes across operations to help ensure we put clients' interests first in all activities. This year, AMVESCAP initiated a program to significantly increase its legal, compliance, and internal audit capabilities. AMVESCAP also created a company-wide compliance reporting line that provides employees and others with a confidential way to voice concerns about potentially improper activity. In addition, AIM Advisors implemented a number of measures to strengthen controls and ensure compliance with policies designed to protect the interest of fund shareholders. They include:

    o Strengthened daily monitoring of trading activities
    o The imposition of a 2% redemption fee on additional funds believed to be most vulnerable to harmful short-term trading
    o The implementation of an enhanced exchange policy designed to limit exchanges between funds
    o An enhanced fair value pricing policy

    Mr. Brady said: "Our goal is not just to meet prevailing standards of governance and compliance but to exceed them. To that end, we continue to reach out to clients, shareholders, employees, and our regulators around the world in a dialogue designed to make sure we are taking all necessary steps to earn their confidence and trust in our firm. Based on those conversations, we will continue to take steps to strengthen the company in the months ahead."

    An independent consultant will be retained to oversee the distribution of the restoration fund amounts to mutual fund shareholders. As previously noted in January, AMVESCAP intends to pursue legal action against third parties who facilitated late trading or any other illegal activity.

    AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ."

    This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

    Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's website at www.sec.gov.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  8 September, 2004                   By   /s/ MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary